Given Imaging
          Conference Call to Review PillCam Endoscopy highlights at ACG

                                November 3, 2004
                                  10:00 a.m. CT


Operator: Good day, everyone, and welcome to this Given Imaging conference call.
     At this time, I would like to inform you that today's call is being recorded and that all participants are in a listen-only mode.

     Before we begin, I'd like to read the following regarding forward-looking statements. During the course of this conference call, participants may make projections or other forward-looking statements, including regarding the development of new capsule endoscopes, the results of clinical trials and future uses of the PillCam video capsule. We wish to caution you that such statements reflect expectations and that actual events or outcomes may differ materially. You are kindly referred to the risk factors and cautionary language contained in the documents that the Company files with the Securities and Exchange Commission, including the Company's recent registration form F-3, filed June 17 of 2004. The Company undertakes no obligation to update any projections or forward-looking statements in the future.

     At the request of the Company, we will open the conference for questions and answers after the presentation. I will now turn the call over to Mr. Mark Gilreath, Corporate Vice President of Market Strategy for Given Imaging. Please go ahead, sir.

Mark Gilreath: Good morning. We apologize for the delay in getting started today, but we're just wrapping up from the American College of Gastroenterology meeting in Orlando, Florida. For the next hour we'll review the highlights of the meeting, related to capsule endoscopy and the conversation will remain focused on clinical topics. Following the call, our physician guests will
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     be pleased to take your questions on clinical issues. If you have other questions, please call the Given Investor Relations line at 1-866-GIVEN IR.

     I'm pleased to join you today with two very special guests, Dr. Jamie Barkin, the past President of the ACG and the Professor of Medicine and Chief of GI at the Mt. Sinai Medial Center in Miami, Florida, and Dr. Glen Eisen, Associate Professor of Medicine from the Oregon Health Sciences University in Portland, Oregon.

     Let's get right to the discussion. The AGC meeting covered about 35 capsule endoscopy studies, including topics of suspected Crohn's disease, small bowel tumors and esophageal imaging. Dr. Eisen, since you were involved in the esophageal clinical trials, perhaps you can get us started with comments related to the PillCam ESO capsule, which was recently FDA cleared.

Glen Eisen:  OK.  Thank you, Mark.  Good morning everyone.

     Discussing this PillCam esophageal study, this was actually the second study that was performed using this esophageal capsule. There was a pilot study that should be published this month, most likely, in "Elementary Pharmacology and Therapeutics," which was a pilot study looking at 17 patients. The trial that was presented at the ACG meeting by Dr. Eliakim is significantly larger, with more than 100 patients. And the idea was to evaluate the test characteristics of the PillCam, as compared to what's currently the gold standard, upper endoscopy. And the patient population that was studied were patients that had known gastroesophageal reflux and/or Barrett's esophagus, which is a pre-malignant condition of the esophagus.

     What the authors found when they compared in a blinded fashion the PillCam versus endoscopy - in other words the doctors that reviewed the PillCam studies did not know the results of the upper endoscopy - is that the PillCam was very close to having the same findings as the

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     endoscopy. And the test characteristics show that the sensitivity and specificity were 95 percent and higher, generally for patients both with Barrett's esophagus and with reflux esophagitis.

     The reason that this is important is several fold. One, the PillCam is preferred by patients because it's easy to do and there's no sedation. The patients don't have to have a driver to take them home and there's no preparation. Secondly, it can provide a good screening test, as compared to upper endoscopy, because in patients that may well have Barrett's esophagus there's a large population that needs to be screened. It's estimated that one out of 10 patients that have chronic gastro esophageal reflux will have Barrett's esophagus and there are millions of patients or individuals in the United States that need to be screened and don't get screened.

     The capsule study generally only took a few minutes to be read by the physicians and there was almost 100-percent correlation with the findings that they showed. There were also no complications that were encountered in the study.

Mark Gilreath: That's very good. Dr. Barkin, would you care to comment on your perception of this new technology.

Jamie Barkin: Well, Glen clearly summarized it. What we're talking about is a very common condition. Gastroesophageal reflux is probably the most common condition in the GI tract, seen by both primary care physicians and gastroenterologists. And, what we're looking for are the complications of this material that's refluxed into the esophagus and those complications, which you've heard, are inflammation of the lining and a change in the lining of the esophagus to a pre-malignant condition called Barrett's.

     Obviously, what you'd like to do is find those with these problems and, two, to institute a surveillance, making sure that there is a problem. And, what you're doing is you're picking that

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     population by the PillCam, and this a advance that will allow us to simply, almost non-invasively, pick out that population.

Mark Gilreath: It sounds like - another interesting point here, maybe there's a tremendous amount of patients that choose instead not to come to the GI office and to self medicate with these new over-the-counter PPIs. Dr. Eisen, can you comment on how you might see that change?

Glen Eisen: Well, I think there's a potential for this to change dramatically, because of the noninvasive nature of the PillCam, and also because there's a possibility that this diagnostic test could be used at primary care doctors' offices, where most of these patients go for their other care issues. Certainly I could envision primary care offices doing the up-front screening and having the video sent to a gastroenterologist, sort of outsourcing, to review them.

     In this day and age of managed care, sometimes it's difficult to actually get to a gastroenterologist to be assessed, and we have a great concern with Barrett's esophagus, because we know it's strongly linked as a risk factor to esophageal adenocarcinoma, and that cancer is the cancer that's increasing at the second fastest rate in western countries, including the United States, so there's clearly a need for greater screening.

Mark Gilreath: Yes, and one of the other interesting points here is the value of the negative test, and we've seen that play out in the small bowel application. Perhaps you could comment on the value of the negative test here.

Glen Eisen: Right. Well, if only one in 10 patients, as I mentioned, would likely have a positive study, in which they'd need a referral to a gastroenterologist for an upper endoscopy with biopsy. But, those other nine out of 10, if they had a negative study, they would not need to see a specialist. They could be treated medically appropriately for their reflux and they wouldn't have to have the more invasive and potentially more expensive test.

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Mark Gilreath: Well, I think one of the things you highlighted on the patient preference for this I think that will play a big factor.

Glen Eisen:  Right.

Mark Gilreath: Let's now go to another topic. Dr. Barkin, you had data which was shared here on small bowel tumors and it's spurred a lot of discussion on this topic. Can you tell us about your findings?

Jamie Barkin: Well, what we've realized is that patients who have blood in their stool, who usually undergo testing with a colonoscope, looking at the colon, and then looking in the upper tract in the esophagus and stomach, a group of these patients will have bleeding from the small bowel. The only way that we've been previously able to look at the small bowel is by radiology, a coarse test positive in maybe five percent of patients. And what we've realized with the endoscope, with the capsule (endoscope), is we can see the small bowel. It is essentially the gold standard for imaging of the small intestine. And this has even been agreed to by Dean McQuinty, who's from Indiana, who's the father of, you know, small bowel x-ray.

     So, what we've seen is we now understand that we can find these sources of what we call obscure GI bleeding, and a source of this is small bowel tumors. Their incidence has been shown to be about six, maybe even up to eight or nine percent, of patients with what we call obscure GI bleeding. The incidence has been found in five studies, covering at least five different continents.

     And, when we were in med. school, the concept was that don't worry about small bowel tumors. What our study has shown, and has been confirmed by others, is that approximately two-thirds of these quote unquote "tumors" are malignant, and thus we must realized that, one, we have a

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     method to find these tumors and, two, the importance of finding them and taking them out, which is potentially live saving.

     The other fact that we've learned is the non-sensitivity or insensitivity of the other diagnostic modalities, whether they be the x-ray, which we've talked about in the past, CAT scans, and the importance is it's simple, directed, sensitive, and therefore it becomes cost effective. And I'll let Glen talk about that aspect. But, the important - what we've learned and have confirmed in the studies is the importance of finding a cause of obscure GI bleeding and dealing with it.

Mike Gilreath: I think that - we appreciate that explanation. And it's interesting that, you know, the Lewis data, which was showing nine-percent findings in over 500 patients, and then seeing that being validated in five other countries, including the recent Selby data from the "Australian Digestive Week," which just recently occurred. It was interesting to see them now between six and nine percent, multiple countries, in data now consistent with more than 1,000 patients.

     Dr. Eisen, perhaps you can comment on what the impact of this, the cost effectiveness impact that you might see?

Glen Eisen: Well, there's several issues at play. We know, from virtually every abstract in full publication, looking at small bowel capsule studies, as compared to other diagnostic modalities, that in general these other modalities, including radiology and upper endoscopy, enteroscopy, colonoscopy, are not sensitive enough to find these lesions. And, on average, patients undergo probably between five and 10 diagnostic procedures before undergoing capsule to make a diagnosis, and that has several issues. Obviously, one, that can't be cost effective, because you're undergoing many expensive procedures without finding a lesion or a diagnosis. Two, in patients that are bleeding from tumors, they require hospitalizations, blood transfusions and other things such as that.

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     And, another important issue is not just the finding of the tumors, but what stage you find the tumors. As Jamie said, we didn't realize, you know, how common small bowel tumors were. But, if you're actually going to help a patient, you want to find them relatively early in the course of the tumor, so that if they are malignant, and a significant proportion are, that they already haven't spread beyond the small bowel, such that you've made a diagnosis, but you can't help the patient. It's paramount to make an early diagnosis and eradicate the tumor without the patient dying anyway.

Mark Gilreath:  Dr. Barkin, would you like to add anything else to the ...

Jamie Barkin: I think the important thing we've learned is we had a paradigm shift. The paradigm shift is that before the capsule, we basically had non-sensitive, limited penetration, the length of our scopes, modalities, to look at the small bowel. And, what we have found now is a wide variety of early manifestations of previously held diseases, such as we used to think that Crohn's disease were people who had severe diarrhea, low proteins, failure to grow, fevers, et cetera. And now we realize with the endoscope our ability to find early lesions that seem to be Crohn's disease. We're finding many more diseases that we didn't know about. We're seeing the effects of non-steroidals or aspirins that you and I take every day that affect the bowel, cause bleeding and cause narrowing.

     So, what we have seen is we've seen a paradigm shift to the capsule. It's finding, as Glen stated, diseases at earlier stages, new diseases that we didn't know about, and we're able to direct our attention and treat these.

Mark Gilreath: You know that's - another point, I wanted to ask a question on was it seems that in this more 1,000 patients on these tumor studies about 20 to 30 percent of those were actually for non-bleeding indications, and not just obscure GI bleeding. So, was that a surprise to your, Dr. Barkin?
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Jamie Barkin: Well, I think the answer is it shouldn't a surprise. What we have learned is the fact that - and everybody listening to us - is that tumors of the bowel certainly can present with bleeding, but they can certainly present with pain. They can present with intermittent episodes of abdominal distension, so it shouldn't be surprising. What we're now understanding is we're finding diseases that explains symptoms that we didn't know these early diseases cause and that's really a difference. We didn't have a method before the capsule of finding that.

Mark Gilreath: You mentioned also the issue of Crohn's disease, or suspected
     Crohn's disease, and this topic, related to capsule endoscopy, is gaining a tremendous amount of attention now. Can you identify that suspected Crohn's patient for me?

Jamie Barkin: Well, what we used to do is if - the most common, or one of the most common patients we see in the GI practice are people with abdominal pain, diarrhea and abdominal bloating. We have classically said after, coarse evaluation, including even maybe a small bowel x-ray, that this group had what we called "irritable bowel syndrome," which means, or meant to us, a motility disorder of the small intestine. Couldn't prove it.

     And what we have realized that with further evaluation of this group that they have a wide variety of treatable diseases, and those treatable diseases could be the most common inherited genetic disease, such as these called celiac sprue, or gluten sensitivity enteropathy, a disease of Crohn's, which is a mucosal disease. Or if you looked at a wall and you realized that Crohn's starts on the wallpaper and then goes through the wall the x-rays or CT would only show abnormalities when the disease had spread beyond the wallpaper. And, now we have the ability with capsule to look at disease - mucosal disease, or the disease of the wallpaper.

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Mark Gilreath: You know, it's interesting that you bring out being able to identify this Crohn's disease at a very early stage, it sounds like what you're saying. Dr. Eisen, can you comment on the impact of that?

Glen Eisen: Well, the impact can be tremendous, because it really shifts our diagnostic capabilities to a point earlier in the patient's course. And, as Dr. Barkin pointed out, frequently before we'd tell these patients that they had irritable bowel, and we just lacked a diagnostic tool that was sensitive enough to evaluate this. I think our entire thinking about vague and chronic abdominal pain, with or without diarrhea, is evolving and changing, such that we could potentially use the capsule to evaluate this groups of patients. And, for better or worse, this is a much larger group of patients than probably the patients that have overt Crohn's disease.

     However, I think there is a potential if we catch individuals that have early inflammatory bowel disease, we can make a positive impact on their quality of life and prevent them from getting some of the later complications that develop. I'm excited. I think there's going to be a lot of fresh and important studies in this area utilizing the capsule.

Mark Gilreath: Dr. Barkin, I'll give you the final word, before we open up for questions. Any final thoughts?

Jamie Barkin: No, I think the most important concept here is to realize that the technology has allowed us to screen for disease, to find disease in an earlier stage, to explain patient's symptoms, rather than labeling them as motility disorders. And it's truly resulted in a total paradigm shift. It's almost like the CAT scan. I mean we now think of CAT scan as a normal part of our evaluation and I think that's the way we're now heading with the capsule.

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Mark Gilreath: Well, I think that - you know, thank you both, Dr. Eisen and Dr.
     Barkin. You guys have done a very nice job of summarizing some of the recent data related to the esophagus, to Crohn's disease and the small bowel tumors, for the PillCam ESO capsule and the PillCam SB capsule.

     So, now we can open it up for questions. Operator, can you ...

Operator: Yes, today's question-and-answer session will be conducted electronically. If you would like to pose a question, please press the "star" key, followed by the digit "one," on your touch-tone telephone. If you're using a speakerphone, please be sure your mute function is turned off to allow your signal to reach our equipment. Once again, if you would like to pose a question, please press "star one."

     We'll begin with Wade King of Wells Fargo.

Wade King: Good morning. I have two questions, please. Can you hear me?

Mark Gilreath: Yes, Wade, go ahead.

Wade King: You know, this technology, since introduced, you know, has led to a couple of thousand placements worldwide, and utilization metrics that still seem pretty modest, by most standards. You know, 1.1 to 1.2 procedures per installed workstation per week in the U.S. So, I ask you, what, in terms - and we've seen some great clinical data, on both small bowel and esophageal use from the meeting and prior meetings. What, in terms of clinical data or cost efficacy performance, do you think is really necessary to make the technology, you know, a must have for any GI practice in the U.S. And, for that matter, to increase that utilization rate far beyond slightly over one procedure per installed workstation per week? When does it really become a must have in the GI doctor's office practice?

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Mark Gilreath: Dr. Eisen, would you like to comment on that?

Glen Eisen: Well, I think, at this point, it's going to change with the approval of the PillCam ESO, because there's a much larger population that that is relevant for. I do think - I'm actually a little surprised at 1.1, because we're doing about 15 a week, at OHSU, the university I work at.

     I don't know that every GI office necessarily needs this, but I think every community needs one or several groups that have this capability, because if they don't utilize it, and some haven't yet, what occurs is they have patients who have obscure or occult bleeding. In other words, bleeding that you see but you can't figure out where it's coming from, or bleeding that you don't see but their patient's blood count is dropping. And, these patients have upper endoscopy, colonoscopy, enteroscopy, CT scans, et cetera, et cetera, without making a diagnosis. And those patients eventually get sent to a site that's got capsule endoscopy.

     You know, I think we're still early in the curve of growth of capsule, and I think with improved software and, you know, more doctors going to meetings and learning about and learning how to utilize it, I think it will continue to grow. As far as estimating that growth rate, I would leave that to Mark.

Mark Gilreath: And, I'll ask for Dr. Barkin's comments on this, perhaps more focused on small bowel utilization.

Jamie Barkin: Well, I think the first point is it needs reiteration that Glen just said. New technology requires new learning and that's going to take place at every meeting, and therefore there will be a change.

     Two, small bowel disease has been under appreciated. We sort of minimize bloating, abdominal pain, even loss of blood. And, I think what we've learned is that we can and will be able to make

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     a diagnosis. So, I think, as Glen pointed out, as learning improves utilization will definitely increase.

Mark Gilreath: OK, good. Wade, you had another question, as well?

Wade King: Yes, please. Can I ask you, from your - well, actually, one follow-up question. You mentioned at your institution, Dr. Eisen, you believe that you're performing about 15 capsule endoscopy procedures per week. Can I ask you how many - that's on how many workstations?

Glen Eisen: Only two. We have two physicians, Dr. Faigel and myself, who do the reading, and we also trained a tech assistant to do a pre-read. And, you know, we are the single university hospital for Oregon, so obviously we get a lot of referrals. But, it boggles my mind the number of patients, in our state at least, and in the Pacific Northwest, that have recurrent bleeding that are requiring transfusions and have been basically evaluated for years, over and over, without a diagnosis. There just - they're not exsanguinating. In other words, they're not bleeding to death quickly, but they're requiring a transfusion almost every month. And, in the vast majority of these cases, we're making a diagnosis and changing their outcome.

     You know, obviously we can't have a study of a case series at my University, but, you know, from the abstracts that have been presented at this meeting and at the last major meeting DDW, and just the things we're seeing in practice, it makes a large difference in patient's lives. And, we do know that the ASGE, which is an endoscopy society I'm involved in, we have courses every few months training physicians in how to read capsule endoscopy, and virtually every course is full. And, you know, we've been doing it for the last two years, so there is still an appetite for physicians to learn how to this.

     One of the issues with any new technology is this is beyond what gastroenterologists have learned during their fellowship, so they need avenues to learn the technique, learn what the

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     findings mean. It does look a little bit different than endoscopy. But, you know, I think David Cave, who's in Boston, told me that there are probably
     - and Mark you can correct me - at least 30 to 40 different sites, within 50 miles of his office that use capsule.

Mark Gilreath: I think there has been a - as you both mentioned, it's something that starts and with education that continues to grow.

     Wade did you have a second question?

Wade King: Can I ask, is the technical assistant pre read? We've talked to some doctors about that before and it seemed like there was possibly some society level hurdle to get over to have that become something that the clinical organization leaders would endorse or accept as, you know, a standard practice. Is that something you expect to become much more common looking ahead? I mean it certainly makes a lot of sense.

Glen Eisen: Yes, I'd be happy to address that. I'm on the Governing Board of the Endoscopy Society that's posing the hurdles. Because this technology is relatively young, we have just come out with a standards-of-practice guideline recommended what the training levels should be. We're not yet at the point where I think there's enough data that's been published to say uniformly you can have a tech pre-read them. Certainly, in our experience here at OHSU, I would put our tech against many doctors. I mean this is all he does. This is his job. He does it every day of the week and, you know, he doesn't necessarily know everything he sees, but he marks any potential abnormality.

     I mean initially, when I came to OHSU a year ago, the other physician was utilizing him and I was a little skeptical, but after the first six months I realized that he was never missing anything that I would see on a capsule study.

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     I do think this is akin to nurses and physician assistants doing flexible sigmoidoscopy and having allied health professionals do a pre-reading. I really think that's the wave of the future in this, especially if the utilization increases.

Wade King: OK, thank you. And, my second question, and I'll get off so others can ask, as relates to the esophageal application for GERD, Barrett's esophagus, et cetera. You know, the esophageal application obviously - you know, the length of the study's much shorter, the number of images captured is about a third less, using the faster frame per second module. At the same time, the reimbursement for the alternate diagnostic modalities, namely, you know, upper endoscopy, is less than it is for the reimbursement for doing a small intestinal endoscopic procedure.

     So, given that, do you think that the financial part of the equation here, as relates to the differential reimbursement for the competing technologies and the fact that, you know, upper endoscopy allows you to view the whole esophagus, where as it doesn't allow you to, you know, view nearly the whole small bowel. Do you think that's going to be an impediment to adoption of the esophageal application?

Mark Gilreath: And, Dr. Eisen, you've done some work in this area, perhaps you can comment on that.

Glen Eisen: Well, I think it's premature, at this point, to even hazard a guess.
     I think it completely depends on how the capsule is priced. Clearly the physician time for evaluating an esophageal capsule as compared to small bowel capsule is significantly less. I don't know for sure how Given is going to decide to price this. It is true that an enteroscopy can be billed at a higher level than an endoscopy, but it's only maybe two to three-hundred dollars difference. And, to be honest, an upper endoscopy doesn't take nearly as long as an enteroscopy. So, I think if anything the issue is going to be how this is priced and ultimately how many are done. I would be very surprised if there wasn't significantly more PillCam esophageal studies done than small bowel, just because of how large a population we're talking about.

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Wade King: And if the pricing is the same as the small intestinal capsule, which
     I believe it is - $450 - does that affect your thoughts?

Glen Eisen: Well, I think if it's priced that and if - first of all, that's how much the capsule costs. You know ...

Wade King: Right.

Glen Eisen: ... my perspective is how much the physicians going to receive, and I don't know that that's known yet. But, let's pretend that the physician got $450 as well for doing this. I don't think that would be an impediment at all. If anything, it might be encouraging, just because you could certainly do relatively large-scale screening in an outpatient clinic.

Mark Gilreath: Dr. Eisen, you published recently some data on this topic and perhaps you can comment on the relationship of the sensitivity of the capsule, which is shown now to be over 95 percent in the early studies. Perhaps you can comment on that related to the cost effectiveness of this application.

Glen Eisen: Right. You know, when we do a cost effectiveness analysis, we evaluate several parameters, not just what the capsule costs, but also the test characteristics. You know, one of the issues is for esophageal capsule is that it is a screening test. In other words, we're looking for a diagnosis, and some diagnosis would need a follow-up test and some wouldn't.

     We found, doing a cost effectiveness study, varying the different parameters, that if the capsule was approximately 95 percent as sensitive as upper endoscopy and cost between $400 and $450 that it would be an equally dominant strategy to upper endoscopy - that it would be a reasonable alternative.

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Wade King: OK, gentlemen. Thank you very much.

Male: You're welcome.

Operator: We'll go next to Timothy Lee of Merrill Lynch.

Timothy Lee: Yes, just two quick questions here on my part. Doctors, I think both of you had mentioned the fact that some of the other diagnostic tests aren't nearly as sensitive. So, I mean, how does the PillCam fit into your clinical practice? If a patient comes in with an obscure bleed, do you run through the battery of other tests, or do you go straight to the PillCam?

Glen Eisen: Well, if I can take this first, it depends on the presentation of the bleed, but most commonly if it's an overt bleed - in other words, if we see blood coming out of their rectum, either it's maroonish or red, then I would probably still do an upper endoscopy and a colonoscopy, because a significant proportion of lesions would be found within the length of the endoscope, but I think the next test that I would do, before I would consider an enteroscopy or certainly a radiologic test, would be a capsule endoscopy.

Mark Gilreath: Dr. Barkin?

Jamie Barkin: I think what Glen has spoken about is the patient with what we call overt bleeding. A patient who has obscure bleeding, by definition, has undergone endoscopies, where they look in the esophagus, stomach and beginning part of the small intestine - colonoscopy. And then the diagnostic procedure of choice, at that point, is the PillCam.

Timothy Lee: Thank you. Then just a quick follow up here. In terms of the esophageal capsule, I'm just trying to get a sense of Barrett's esophagus. I mean how quickly does that condition progress to

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     cancer? I'm just trying to calibrate the early uptake. If there is no reimbursement in place, if a patient presents with - you know, with - I mean can a patient delay having this procedure done - call it six, nine months or a year - and it's not going really be a detriment to his outcome, or if they have Barrett's esophagus they need to diagnose it quickly, to respond accordingly?

Glen Eisen: Well, generally we don't always know the time course of patients going from Barrett's esophagus to esophageal cancer. There are some small
     (case) series of patients, probably if you tool the collective published experience, it might be a 1,000 patients. Looking at it from where they have Barrett's esophagus with no signs of cancer and follow them over time, it appears that the majority of patients, if they have Barrett's esophagus and they don't have dysplasia, which is the cellular change, it means they're heading in the wrong direction towards cancer and there's an excellent chance that they never will.

     But, on average - and no person is average, but this is accumulation of all the data - the risk is probably about half a percent per year, give or take half a percent in both directions, of developing esophageal cancer. In other words one out of 200 patients who had Barrett's esophagus to start would develop cancer.

     The recommendations from the American College of Gastroenterology are that we should evaluate individuals who had chronic reflux symptoms, or they present at age 50 or greater and have reflux symptoms. So, it's not a matter of putting it off. I think, if anything, less people would people would put it off. I can tell you anecdotally, one of my partners here at OHSU, despite the fact he does endoscopy every day, is waiting for this esopgha cam so he can checked for Barrett's because he has chronic reflux symptoms.

Timothy Lee: Great. Thank you.

Glen Eisen: You're welcome.

Operator: Again, that is "star one" if you'd like to pose a question.

     We'll go to Peter Bye of Smith Barney.

Peter Bye: Hey, thanks for taking the question and thanks for hosting the call and be on it, physicians.

     Just a couple of questions on uptake and I guess utilization. You know, certainly there's various numbers of percentages out there, as far as, you know, what incidence rates are for these various indications, and I was wondering if you just could sort of comment on what your philosophy is on the rate of Crohn's - the incidence of Crohn's out there - the incidence of celiac disease? And how many of these patients are you seeing a week?

     And, also, how does reimbursement play into that? You know, they talk about
     - certainly management on the Company talked about lives under coverage, expanding beyond obscure bleeding, you know, covering more lives for Crohn's, increasingly for celiac disease. How does that play into your role and the patient's role of deciding whether to have this or not, or actually put a patient through this? And then also perhaps within your conversations with colleagues on their thoughts on that?

Mark Gilreath: That's a good question. I think that our physician guests today have most of their activity within the hospital or tertiary referral center, and many of these patients that we're talking about with suspected Crohn's disease or celiac, many of these actually are seen more commonly in the community in the private practice. But, on that basis, perhaps Dr. Barkin you can comment on the question.

Jamie Barkin: The first question is how come there's all this information or interest on celiac disease. Celiac disease, as we've said, is gluten insensitivity. It occurs in about one out of 250 patients. It is the most common inherited genetic disease or close to, if you include one of the liver disease, called hemochromatosis. It presents - in the past, where we felt it was only patients with severe diarrhea, significant weight loss and generalized poor quality of life, et cetera.

     We have now learned that celiac disease may present with abdominal bloating, discomfort, a little bit of diarrhea, anemia, iron deficiency. And, you can imagine that in a young woman you might say her iron deficiency anemia is secondary to her periods. And, you can imagine that in another patient you could put these symptoms to what we called before irritable bowel syndrome. So, we've now learned that you need to look for celiac disease. Unfortunately, it's not all found with blood tests, because you have more severe disease that are positive in patients with blood tests. It's not found a lot of times even with endoscopy. So, what you're talking about is trying to explain symptoms and that's how you find the celiac.

     The same thing we've learned is that we're underestimating Crohn's disease, and for the same reasons. It presents the same way, and we need to look at it. And, I think the important thing that you've hinted at is unless we start explaining these symptoms by use of the PillCam, we just don't have any other way.

     Does that answer your question or ...

Peter Bye: Yes, to a certain extent. I was also wondering if, you know, anyone else there on the panel there has a commentary as well.

Glen Eisen: Well, I think Dr. Barkin described it well, but there are studies that are ongoing and will be devised that will give us a better answer as to how prevalent celiac sprue is, how common early Crohn's disease is. We really don't know, because we haven't had the tool to evaluate it. I think that they're probably underestimates of how common these issues are, and it appears, from everything we've seen in the literature the last five to 10 years, that the more we look for sprue, the most we find.

Peter Bye: That's fair, but even going back to doing a Medline search of incidents of Barrett's esophagus, we're getting huge discrepancies on studies, whether it be autopsy studies, VA studies on the incidence rates, and ...

Glen Eisen: Right. Well, actually there's a study ongoing now that's just starting. A colleague of mine is at Mayo Clinic - Rick Locke - and he's doing it in conjunction with Given, and they are looking in Olmstead County at individuals in the county who will get evaluated with the esophageal capsule to see what the rate of Barrett's is. We really don't know, because all of our studies have been skewed by the fact that these our patients that either are referred or self refer.

     We know from studies from Scandinavia that about 40 percent of the patients who develop esophageal adenocarcinoma don't have any esophageal symptoms. So, you know, we're only focusing on the patients that have gastroesophageal reflux and to say, well, therefore, this percent of patients, you know, might have Barrett's, we don't know, when almost half of them have no symptoms before that. It's been estimated that if we only took the patients in the U.S. that are 50 years and older and have chronic reflux, we'd have to screen 10-million people. Now, I don't know if the esophageal capsule will accomplish that, but certainly we're nowhere near evaluating as many patients as we should.

Peter Bye: OK. And, I guess just going back to - maybe it was sort of Tim's questions, or Wade's question on the reimbursement front, on pricing. I guess our thought is - you know, you said maybe if it's reimbursed at $450 that would certainly be a boom and it might actually have some demand push from the physician side, if they make some money. But, I guess the question was to the point of why do you think that you'll get $450, given the reading time is 10 minutes, versus what CMS has basically based the - or insurance has based the reimbursement for the SB on a two-hour reading time?

     Now, I understand you guys aren't spending two hours on the small bowel reading it, but that's what the reimbursement decision is, based on a two-hour viewing time. Based on that, with the esophageal viewing time being maybe five, 10 minutes, how do you think, you know, reimbursement will actually - or the insurers will look at this and say, well, you know this is worth $450?

Male: Or $250, or ...

Male: Right.

Male: ... whatever price they pay.

Male: Right.

Glen Eisen: Well, I'm going to let Mark tackle that first, and then I'll add something.

Mark Gilreath: I would only comment that there's a very detailed process that the Company has to go through, in conjunction with societies, to have a submission and a formal review, and I think it's too early to comment on what those numbers might be. But, I do think that the current precedence is one that's quite positive.

Glen Eisen: As it is, the actual physician time for upper endoscopy is not all that long. It's certainly not as comparable to colonoscopy and enteroscopy. So, you know, whenever they come up with the rates that they'll choose, I think they'll look at the entire global procedure, as far as, you know, the equipment, the setup time, how long the patients there and the physician interpretation find. What that final dollar number is I couldn't tell you.

Peter Bye: Sure. Just one following question. I guess you guys are at the hospital it's maybe a little different decision on when you adopt the technology, especially if you're in a academic center or the like. But, could you go through your decision on when you decided to buy the workstation, or your facility did. Did you push for it, or - and how you started using it, and also maybe some of your colleagues who have - you know, don't do this in a hospital, have their own facility and how their decision tree might differ on the adoption curve of new technologies?

Mark Gilreath: Let's start with Dr. Barkin on that one and ...

Jamie Barkin: Well, the first thing is that the reason this involved this shift in paradigm is with faith. It was effective and it was sensitive, and we had no other way of visualizing it so if you were going to help a referral-based group of patients you had to have the technology, without any question.

     It has, as you pointed out, gone from hospital based to colleagues in practice having it, where they realize that essentially if they do not have it they just do not have the ability to make diagnoses. And, so therefore - and it's patient driven, because patients literally, as you're well aware, sit there and go to the Internet and say, "well, I have these symptoms and they're from the small bowel, why don't you give me the capsule?" So, I think it became, one, self driven, than patient driven.

Mark Gilreath: And, also, I'd ask you, Dr. Eisen, to comment, because I know that some of your colleagues were more reluctant in the early days and it took a greater amount of data to make a decision to use the system.

Glen Eisen: Right. I think the person who's posing these questions made an excellent point about that sometimes academic centers are early adopters of new technology, because we tend to be the ones evaluating it and the ones that have the patient base to decide where it fits. I think there initially was some hesitancy with any new piece of technology, as far as adopting this. However, not only has there been patient demand, but from the GI societies, as more data has accumulated in the peer-reviewed literature, this is now being incorporated into our practice guidelines, where we recommend for appropriate interventions, in patients such as this, that this is pat of the algorithm, and I think that continues to push the curve ahead.

     Every meeting I've gone to, in the last four years, since the capsule has been approved, there's been more and more research that's presented, there's been more people that have been interested in looking at this and potentially utilizing the equipment. You know, I don't know when the point will be, but sometime in the near future I think that the small bowel capsule will - it is the gold standard already, but it will be adopted uniformly, as this is an appropriate step in evaluation of various types of patients.

Peter Bye: OK.

Glen Eisen: And esophageal capsule will be a few years behind that.

Peter Bye: All right. I'll jump back in queue. Thanks again so much for your time.

Operator: And, gentlemen, at this time, there are no other questions in the queue.

Mark Gilreath: Thank you. Thank you very much. I'd just like to close the conference by saying that, you know, we've been having these calls now following major meetings over the last few years, and we had - we started with the body of data being only focused on obscure GI bleeding. And, what we're seeing more recently is a body of data focused on new activity and small bowel tumors, suspect Crohn's disease, celiac disease and now an esophageal application.

     So, what I would like to leave you with is that much of this discussion will continue at our March meeting, which will be the International Conference on Capsule Endoscopy. This is our fourth annual meeting and last year, as you know, 32 countries were represented as participating in that. And, again, that is Mach 6 to 8 in Miami, and I hope that we can see you there.

     Dr. Eisen and Dr. Barkin, thank you very much for participating today, and thank you again.

Jamie Barkin: Thanks ((inaudible)).

Glen Eisen: Thank you.

Operator: And that concludes today's conference call. We thank you for your participation. You may disconnect at this time.


                                       END